

Nimon Bondurant · 3rd

Caribbean Water Technologies

United States · 85 connections · **Contact info**

https://cwtvi.com/

Experience

Managing Director

https://cwtvi.com/ · Full-time
Jan 2021 – Present · 4 mos
United States Virgin Islands

CWT performs Research and Development (R&D), Manufacturing, Sales and Distribution of our water purification devices and associated technologies for a broad array of commercial and residential applications.



Bondurant Technologies International Inc.

5 yrs 4 mos

Chief Executive Officer

Full-time
Jan 2016 – Present · 5 yrs 4 mos

This year we Bondurant Technologies International (BTII) will be deploying new technologies to address the world's water problems. We will begin in a place with a unique perspective of this valuable resource, a place surrounded by water but in a drought. The challenges and opportunities before us are ones we welcome and we employ our knowledge and e …see more

Inventor

Jul 2016 – Aug 2020 · 4 yrs 2 mos
Greater Atlanta Area

Inventor of The Bondurant Technologies International Inc. (BTII) "whole house" water purifier called Caripur H2O (Caripur) which is tailored to local conditions and local energy supplies turns rainwater into potable drinking water. This is accomplished by removing harmful pathogens and other elements from the cisterns while using minimal energy resour ...see more

Web tagging Specialist

CBS Sports, CNN, Direct TV, · Full-time
Jun 2008 – Jul 2016 · 8 yrs 2 mos
Atlanta, Los Angeles, New York, Ft. Lauderdale Fl,

Adobe Analytics Implementation, Adobe Launch, Adobe Digital Video Analytics (Heartbeat), IBM Coremetrics and Google Analytics Implementation (GTM)
• Use of and deployment of Adobe digital tag manager (DTM)
• Experience in understanding and creating BRD's and SDR's which provide tagging ...see more

Owner

Higher Ground Software, Inc
Jan 1995 – Feb 2008 · 13 yrs 2 mos
Greater Atlanta Area

Developed and introduced product brands, managed marketing strategy, managed fulfillment, shipping, and marketing of three utility software programs developed by Higher Ground.

Led placement of higher ground software into over 2000 Best Buy, CompUSA, Circ ...see more

Director of Operations

HG Diagnostics, LLC
Jan 1990 – Jan 1995 · 5 yrs 1 mo

Oversaw the day-to-day operations for six skilled computer technicians.
Identified and implemented operations process improvement plans designed to increase customer satisfaction and improve customer loyalty and satisfaction and delivery as a team.
Responsible for disaster recovery, stress testing, board level component repair anc ...see more

Show 1 more experience ⌄

Education

School of Hard Knocks

Life Mastery

United States Air Force - Homestead AFB
1979 – 1986

Licenses & certifications



Adobe SiteCatalyst Processing Rules
Adobe
Issued Sep 2015 · No Expiration Date

adobe processing rules certified



